EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine Transaction in Own Shares announcements in the period to April 1, 2022
_____________________________

March 2, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 1, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 7,411
Date of transaction: March 1, 2022
Price paid per share: £113.538911
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,497,668 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,673,514.
The figure of 218,673,514 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2817D_1-2022-3-1.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 3, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 2, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 29,232
Date of transaction: March 2, 2022
Price paid per share: £113.550000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,526,900 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,644,282.
The figure of 218,644,282 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4419D_1-2022-3-2.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 4, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 3, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 72,521
Date of transaction: March 3, 2022
Price paid per share: £112.950000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,599,421 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,571,761.
The figure of 218,571,761 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6018D_1-2022-3-3.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 7, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 4, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 165,991
Date of transaction: March 4, 2022
Price paid per share: £110.450000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 13,765,412 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,405,770.
The figure of 218,405,770 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7589D_1-2022-3-4.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 9, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 8, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 272,178
Date of transaction: March 8, 2022
Price paid per share: £105.150000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 14,037,590 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,133,592.
The figure of 218,133,592 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0962E_1-2022-3-8.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 11, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 10, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 129,666
Date of transaction: March 10, 2022
Price paid per share: £106.950000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 14,167,256 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 218,003,926.
The figure of 218,003,926 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4154E_1-2022-3-10.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 17, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 16, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 23,419
Date of transaction: March 16, 2022
Price paid per share: £109.975740
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 14,190,675 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 217,980,507.
The figure of 217,980,507 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0424F_1-2022-3-16.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 18, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 17, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 104,489
Date of transaction: March 17, 2022
Price paid per share: £108.393026
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 14,295,164 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 217,876,018.
The figure of 217,876,018 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2015F_1-2022-3-17.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 21, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 18, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 17,959
Date of transaction: March 18, 2022
Price paid per share: £109.556940
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 14,313,123 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 217,858,059.
The figure of 217,858,059 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3445F_1-2022-3-18.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 25, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 24, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 57,176
Date of transaction: March 24, 2022
Price paid per share: £108.600000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 14,370,299 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 217,800,883.
The figure of 217,800,883 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9774F_1-2022-3-24.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 29, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 28, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 80,000
Date of transaction: March 28, 2022
Price paid per share: £103.846891
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 14,450,299 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 217,720,883.
The figure of 217,720,883 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3056G_1-2022-3-28.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 30, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 29, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 80,000
Date of transaction: March 29, 2022
Price paid per share: £103.504718
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 14,530,299 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 217,640,883.
The figure of 217,640,883 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4588G_1-2022-3-29.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 30, 2022
The following amendment has been made to the 'Transaction in own shares' announcement released on March 29, 2022 at 7:00am under RNS No 3056G.
The original announcement included an incorrect link which is updated in this replacement announcement.
All other details remain unchanged.
The full amended text is shown below.
Transaction in own shares
Ferguson plc (the "Company") announces that on March 28, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 80,000
Date of transaction: March 28, 2022
Price paid per share: £103.846891
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 14,450,299 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 217,720,883.
The figure of 217,720,883 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5855G_1-2022-3-30.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

March 31, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 30, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 80,000
Date of transaction: March 30, 2022
Price paid per share: £103.639745
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 14,610,299 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 217,560,883.
The figure of 217,560,883 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6779G_1-2022-3-30.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

April 1, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on March 31, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 80,000
Date of transaction: March 31, 2022
Price paid per share: £103.800000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 14,690,299 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 217,480,883.
The figure of 217,480,883 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8500G_1-2022-3-31.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111